Exhibit 99.2

Advanced Human Imaging Announces Closing of US$10.5 Million U.S. Initial Public Offering

PERTH, Australia, November 23, 2021--(PRNewswire)--Advanced Human Imaging Limited (ASX:AHI) (NASDAQ:AHI) ("AHI" or the "Company") is pleased to announce the closing of its previously announced U.S. initial public offering of 1,000,000 units at a price to the public of US$10.50 per unit. Each unit issued in the offering consisted of two American Depositary Shares ("ADSs") and one warrant to purchase one ADS. Each ADS offered represented 7 ordinary shares of AHI. The warrants were exercisable immediately, expire three years from the date of issuance and have an exercise price of US$5.52 per ADS.

The ADSs and warrants were immediately separable and were issued separately (representing a price of $5.24 per ADS and $0.02 per Warrant).

In addition, AHI granted to Maxim Group LLC a 45-day option to purchase up to an additional 300,000 ADSs and/or up to an additional 150,000 warrants to purchase up to 150,000 ADSs, at the public offering price less underwriting discounts, of which Maxim Group LLC has partially exercised its option to purchase such 150,000 warrants to purchase up to 150,000 ADSs. Gross proceeds from the offering, before deducting underwriting discounts and commissions and other estimated offering expenses, were US$10.5 million, inclusive of the over-allotment.

The ADSs began trading separately on the Nasdaq Capital Market on November 19, 2021, under the symbol “AHI”. The warrants were not listed for trading.

We plan to use the net proceeds we received from this offering primarily for research and product development of our current products and business development and marketing, with the remainder of the proceeds to be used for general corporate purposes, including, without limitation, investing in or acquiring companies that are synergistic with or complimentary to our technologies and working capital.

Maxim Group LLC acted as sole book-running manager for the Offering.

The offering was conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-259090), as amended, previously filed with, and subsequently declared effective by, the Securities and Exchange Commission (“SEC”) on November 18, 2021. A final prospectus relating to the offering was filed with the SEC and is available on the SEC’s website at http://www.sec.gov. Electronic copies of the final prospectus relating to this offering may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Advanced Human Imaging:

AHI has developed and patented a proprietary dimensioning technology that enables its users to check, track, and assess their dimensions in conjunction with known health risk indicators using only a smartphone both privately and accurately.

Our goal is to assist our partners by empowering their consumers with this capability. This in return gives our partners the ability to assess, assist, and communicate outcomes with their consumers when navigating day to day life. Whether this is a personal journey to better health, understanding the risk associated with their physical condition, tracking the changes they are experiencing through training, dieting, or under medical regimes, or simply wanting to be correctly sized for a garment when shopping online. The AHI technology delivers this seamlessly, privately, and cost-effectively in under one minute.

AHI has developed this capability by leveraging the power of Computer Vision, Machine Learning, and patented algorithms, to process the images and assessments on secure, enterprise-level infrastructure, delivering an end-to-end experience that is unrivalled in the industry. AHI simplifies the collection of measurements and removes the human error present in traditional methods.

Forward Looking Statements

This press release contains certain forward-looking statements, including those relating to the regarding the use of proceeds and other statements that are predictive in nature. Forward-looking statements are based on the Company's current expectations and assumptions. The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking statements. These statements may be identified by the use of forward-looking expressions, including, but not limited to, 'expect,' 'anticipate,' 'intend,' 'plan,' 'believe,' 'estimate,' 'potential,' 'predict,' 'project,' 'should,' 'would' and similar expressions and the negatives of those terms. Prospective investors are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in the Company's filings with the Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time, under the caption 'Risk Factors.'

Company Contacts:

For more information please visit: www.advancedhumanimaging.com/

For more information contact:

Vlado Bosanac, Chief Executive Officer Advanced Human Imaging Limited E: admin@advancedhumanimaging.com	For media inquiries: Nic Johnson Russo Partners E: nic.johnson@russopartnersllc.com +1 (212) 845-4242